Exhibit 12.1

WellCare Health Plans, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	For the Year Ending December 31,							Six Months Ended June 30,
	2007	2008		2009	2010		2011	2012
Income (loss) before income taxes	$377,968	$(53,170)		$93,020	$(72,849)		$418,474	$156,732

Fixed charges:
Interest expense	13,834	11,340		3,087	229		6,510	2,147
Estimated interest on operating leases	2,541	1,391		2,442	1,740		747	265
Total fixed charges	16,375	12,731		5,529	1,969		7,257	2,412

Earnings:
Income (loss) before income taxes	377,968	(53,170)		93,020	(72,849)		418,474	156,732
Fixed charges	16,375	12,731		5,529	1,969		7,257	2,412
Total earnings (loss)	$394,343	$(40,439)		$98,549	$(70,880)		$425,731	$159,144
Ratio of earnings to fixed charges	24.08	—	(a)	17.82	—	(a)	58.66	65.98

(a)
The ratio coverage was less than 1:1.  We would have needed to generate additional earnings of $53.2 million for the year ended December 31, 2008 and $72.9 million for the year ended December 31, 2010 to obtain a coverage of 1:1.